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                                                         THEODORE C. CADWELL, JR
                                                                         PARTNER
                                                                  (612) 343-2160
                                                              FAX (612) 340-8738
                                                          cadwell.ted@dorsey.com

                                October 13, 2006

                                                            VIA EDGAR SUBMISSION

Mr. Russell Mancuso
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington DC, 20549

     Re:  ATS Medical, Inc.
          Amendment No. 1 to Registration Statement on Form S-3
          Filed May 9, 2006
          File No. 333-129521

Dear Mr. Mancuso:

     On behalf of ATS Medical, Inc., a Minnesota corporation (the "Company"), we transmit herewith for filing via EDGAR Amendment No. 2 ("Amendment No. 2") to the Company's Registration Statement on Form S-3 filed on November 7, 2005 and amended by Amendment No. 1 thereto ("Amendment No. 1") on May 9, 2006 (collectively, the "Registration Statement"). The enclosed Amendment No. 2 has been marked to show changes from Amendment No. 1. This letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), in a letter dated June 1, 2006 (the "Comment Letter"). For ease of reference in this letter, the Commission's comments contained in the Comment Letter appear directly above the Company's response.

General

     1.   Comment:

     We note your response to prior comment 1. Please note that all outstanding comments, including those in our May 12, 2006 letter must be resolved before we may accelerate the effective date of your registration statement.

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Securities and Exchange Commission
October 13, 2006
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     Response:

     We understand that all comments must be resolved prior to acceleration of effectiveness of the Registration Statement. In that regard, please note that the Company's Registration Statement on Form S-4 (to which the comment letter dated May 12, 2006 related) was declared effective by the Commission on August 11, 2006. In addition, the Company's annual meeting, at which the Company's shareholders approved the authorization to issue additional shares (including those contemplated by this offering), was held on September 25, 2006. Because shareholder approval of the increase in authorized shares was obtained at the Company's annual meeting, we would anticipate requesting acceleration of effectiveness of the Registration Statement as soon as possible after all comments on the Registration Statement have been resolved to the Staff's satisfaction.

     2.   Comment:

     It is unclear how your response to prior comment 2 addresses the concern that the title of the securities for which your offering is facilitating a public market alerts investors to your ability to redeem the securities. For example, how would your revision to the prospectus alert secondary market purchasers in a manner comparable to a more complete title to the securities? Therefore, we reissue prior comment 2.

     Response:

     As requested, we have added the title "redeemable" to the securities on the cover page of the prospectus and in other locations in the Registration Statement in which such a reference is appropriate. The prospectus also contains several references to the redemption feature of the notes (including but not limited to the references in "Description of the Notes - General" and "Description of the Notes - Optional Redemption by ATS"). We believe these references adequately highlight the redemption feature for investors and potential secondary market purchasers. In addition, we believe that calling these notes "redeemable" throughout the prospectus could be potentially misleading to investors and secondary market purchasers since the notes are not redeemable at any time or upon specified call dates, but rather only after October 20, 2008 for cash at par plus accrued interest as described in the prospectus.

Fee Table

     3.   Comment:

     We note your response to the fourth bullet point of our prior comment 4. Based on your response to that comment, and the terms and provisions of the indenture and the notes, it appears that there are no intervening preconditions to the implementation of the automatic conversion and the decision to acquire the shares in the automatic conversion is made when the notes are purchased. If so, the offering of the shares that could be issued in the event that the

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Securities and Exchange Commission
October 13, 2006
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automatic conversion is implemented commences with the offering of the notes and you should revise your registration statement to include the offer of all shares underlying the notes as part of your offer of the notes themselves.

     Response:

     We believe that the Registration Statement already covers all of the shares that could be issued upon conversion. As noted on the cover page of the Registration Statement, we have registered (1) the aggregate principal amount of the notes ($22,400,000), (2) the common stock currently issuable upon conversion of the notes (5,600,000 shares, which represents 105% of the shares issuable upon conversion of the notes), (3) all of the warrants (1,411,200 shares, which represents 105% of the shares issuable upon exercise of the 1,344,000 warrants) and (4) pursuant to Amendment No. 1, all of the shares being registered for resale by selling securityholders (7,011,200 shares, which includes all of the common stock issuable upon conversion of the notes (5,600,000 shares) plus all of the common stock issuable upon exercise of the warrants (1,411,200 shares)). As a result, we believe that we have properly registered the notes, the warrants and all of the shares underlying the notes and warrants in the Registration Statement.

Risk Factors, page 8

     4.   Comment:

     We note your disclosure in response to prior comment 22. Please add a separate risk factor to highlight the risk to investors created by the uncertain tax effects of the securities.

     Response:

     As requested, we have added a separate risk factor to highlight the risk to investors created by the uncertain tax effects of the securities.

Your warrants may be subject to resale limitations imposed by the securities laws of some states, page 17

     5.   Comment:

     As requested by our prior comment 26, please identify the states in which sales of the warrants will not be permitted.

     Response:

     In Amendment No. 1, we added disclosure regarding the lack of a public market for the notes and warrants and the fact that the warrants may be subject to the resale limitations imposed by the securities laws of some states. Because we represent the Company and not the individual warrantholders, it is not possible to identify all of the states in which resales of the warrants

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Securities and Exchange Commission
October 13, 2006
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would be sought and whether resales would be permitted in such states. We believe that resales of the warrants generally would be permissible under securities regulations in nearly all, if not all, of the states and in nearly all, if not all, circumstances. However, it is possible that in a particular circumstance, involving a particular warrantholder, a resale of the warrants could be subject to a particular state's securities or broker-dealer regulations. Without knowing the specific circumstances of a particular warrantholder's future resale, we cannot determine whether such resale would be subject to a particular state's securities or broker-dealer regulations. Furthermore, it would be inappropriate for this firm, or the Company, to offer such legal advice to such warrantholders. Rather, it is incumbent upon every individual securityholder to determine, upon the advice of his or her own counsel, whether a particular sale of securities (including but not limited to the warrants) complies with applicable state securities laws.

If we do not receive shareholder approval, page 18

     6.   Comment:

     We note your response to comment 12; however, it is inappropriate to register an offering of securities to the public when you do not have the legal authority to issue the securities.

     Response:

     Due to the Staff's concerns regarding the Company's ability to register shares for which authorization has not yet been obtained, we have waited to file the enclosed Amendment No. 2 under after the Company's annual meeting (which was held on September 25, 2006), at which the Company's shareholders approved an increase in the number of authorized shares of capital stock from 40,000,000 shares to 100,000,000 shares. Because the Company's shareholders approved the increase in the authorized capital stock at the annual meeting, the Company now has the legal authority to issue the securities.

Conversion Rate Adjustments, page 21

     7.   Comment:

     We note your response to prior comment 15. Please include the substantive portions of your response in your prospectus.

     Response:

     As requested, we have included the substantive portions of our response to prior comment 15 in the prospectus.

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Securities and Exchange Commission
October 13, 2006
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     8.   Comment:

     We have reviewed your response to our prior comment 16 and are unable to concur with your analysis that the reduction in the conversion price of the notes or of the exercise price of the warrants would not constitute a tender offer under the facts and circumstances you have described. We will not have further comment on this issue at this time, however, if you revise your current disclosure to also indicate that you will conduct any such reductions in the conversion price of the notes or the exercise price of the warrants in compliance with all applicable federal securities laws.

     Response:

     As requested, we have revised our current disclosure to indicate that we will conduct any reductions in the conversion price of the notes or the exercise price of the warrants in compliance with all applicable federal securities laws.

     9.   Comment:

     We note the revisions you have made in response to our prior comment 18. Your disclosure addressing the mechanics of the adjustments you may make in the conversion rate does not clarify the business purpose and effect of those adjustments. As such, we reissue the prior comment.

     Response:

     The mechanics of the adjustments to the conversion rate arose as a result of an arm's-length negotiation between the Company and the purchasers of the notes and warrants. The conversion matrix outlined in Schedule A to the Indenture and described under "Description of the Notes - Conversion Rights - Conversion Rate Adjustments" in the prospectus has been utilized in many convertible note offerings in recent years. In essence, the conversion matrix is designed to maintain noteholders' premium option value in the event of a change of control of the Company in which 10% or more of the consideration is in the form of cash. In the event the Company is acquired and more than 10% of the consideration is in the form of cash, if the holders convert, there may not be a public market into which holders can convert all or a portion of their securities, which in turn could impact their option value.

     The additional shares to be issued to noteholders are designed to compensate noteholders for the potential lost option premium associated with their notes. As disclosed in the prospectus, because the premium depends on the stock price and the time remaining until the October 15, 2010 cutoff date, the additional shares to be issued (as outlined in Schedule A to the Indenture) decrease as the stock price of the acquisition increases and as the time remaining to the October 15, 2010 cutoff date decreases. After October 15, 2010 and at stock prices in excess of $7.50 per share, no additional shares would be issued in connection with a change of control

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Securities and Exchange Commission
October 13, 2006
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described in the Indenture. In addition, no additional shares would be issued if the price is below $3.75 per share at the time of such a change of control. As requested, and as outlined herein, we have added disclosure concerning the business purpose and effect of this conversion feature in the prospectus under "Conversion Rate Adjustments."

Notes, page 34

     10.  Comment:

     We note your response to prior comment 22 and the related revisions. However, from your disclosure on page 35 that "you intend to take the position," counsel's opinion regarding the tax treatment is unclear. Please revise.

     Response:

     In response to the Staff's comment, we have attempted to provide clarification in the prospectus regarding the tax treatment and, as you requested, have revised the disclosure in the section entitled "U.S. Federal Income Tax Consequences - Notes - Original Issue Discount."

Selling Securityholders, page 40

     11.  Comment:

     We note your response to our prior comment number 25. With respect to each of the selling stockholders that is an affiliate of a broker-dealer, please revise your prospectus to state, if true, that such seller purchased the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

     Response:

     The second paragraph under the heading "Selling Securityholders" in the prospectus provides that each of the selling securityholders has certified to the Company that (1) it purchased the securities in the ordinary course of business, and (2) at the time of purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute such shares. As noted in the second paragraph under "Selling Securityholders," this certification was provided by all of the selling securityholders, including each of the selling securityholders that is an affiliate of a broker-dealer.

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Securities and Exchange Commission
October 13, 2006
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Exhibit 5

     12.  Comment:

     We note your response to prior comment 29. We do not object to the statement in the exhibit regarding capacity. However, as to the other assumptions, it remains unclear how you have satisfied your obligation under Regulation S-K Item 601(b)(5) to provide an opinion on which investors can rely to determine whether the securities are binding obligations if your exhibit excludes factors that affect whether the obligations are binding.

     Response:

     Although we do not concur with the Staff's position regarding standard assumptions in corporate opinions regarding the valid and binding nature of securities such as those offered pursuant to the prospectus contained in the Registration Statement, we have nevertheless agreed to delete certain of the assumptions in our opinion as you requested.

     13.  Comment:

     Please expand your response to prior comment 30 to:

     -    identify with specificity each clause to which the exclusion applies,

     - tell us why provisions in the registration rights agreement are relevant to the opinion required by Regulation S-K item 601(b)(5), and

     -    explain why clause (ii) is necessary given the exclusions in clause
          (iii).

Also, please tell us about the limitations on rights of acceleration mentioned in clause (iii) and where you have disclosed those limitations in your prospectus.

     Response:

     As you requested, we have deleted the reference to indemnification in clause (a)(ii) and to the limitations on rights of acceleration in clause
(a)(iii) of our opinion.

                                      * * *

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Securities and Exchange Commission
October 13, 2006
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     For your convenience, we are sending to your attention three courtesy copies of this letter and marked copies of Amendment No. 2 to the Registration Statement on Form S-3. If you have any questions regarding this letter, please feel free to contact me at (612) 343-2160, or in my absence, Tim Hearn at (612) 340-7802.

                                        Sincerely,


                                        /s/ Theodore C. Cadwell, Jr.
                                        ----------------------------------------
                                        Theodore C. Cadwell, Jr.